June 30, 2020

VIA EDGAR TRANSMISSION

Chris Edwards, Staff Attorney

Celeste Murphy, Staff Attorney

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

Washington, D.C. 20549

RE:	Aeterna Zentaris Inc.
Registration Statement on Form F-1
Filed June 18, 2020
File No. 333-239264
__________________________________

Dear Mr. Edwards and Ms. Murphy:

I am writing on behalf of Aeterna Zentaris Inc. (the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated June 26, 2020 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). For the convenience of the Staff, the text of the comment is reprinted in bold and is followed by the Company’s response.

Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that the offering may be closed without further notice to investors. Please disclose the date the offering will end and describe any arrangements to place the proceeds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: The Company has made the requested revisions to Amendment No. 1 to the Registration Statement (the “Amendment”). The Company has not made any arrangements to place the funds in an escrow, trust, or similar account, and the Company has revised the Prospectus Cover to state this fact and describe the effect on investors. Additional disclosures addressing this point have been added on page 8 of the Amendment.

June 30, 2020 Page 2

Should the Staff have additional questions or comments regarding the foregoing, please contact me at 973-597-6394.

Very truly yours,

By:	/s/ Steven M. Skolnick, Esq.
Steven M. Skolnick, Esq.

cc:	Klaus Paulini, President and Chief Executive Officer, Aeterna Zentaris Inc.

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